

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 20, 2014

Via E-mail
Eric C. Apfelbach
President and Chief Executive Officer
ZBB Energy Corporation
N93 W14475 Whittaker Way
Menomonee Falls, WI 53051

> **Re: ZBB Energy Corporation**
> **Registration Statement on Form S-3**
> **Filed March 20, 2014**
> **Response dated May 12, 2014**
> **File No. 333-194706**

Dear Mr. Apfelbach:

We have reviewed your letter dated March 20, 2014, and have the following comment.

General

1. We note your response to comment 2 in our letter dated April 9, 2014. Please show us how you determined that non-affiliates beneficially owned 23,022,333 shares as of March 20, 2014. Please be detailed in your response, and please specifically address shares beneficially owned by your directors and officers as well as shares beneficially owned by persons that you know beneficially own more than 5% of your shares.

Please contact Liz Walsh, Staff Attorney, at (202) 551-3696, Dieter King, Legal Branch Chief, at (202) 551-3338 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Dietrich A. King for

Mara L. Ransom
Assistant Director

cc: Mark R. Busch, Esq.